

December 13, 2010

James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
1440 Blake Street, Suite 310
Denver, Colorado 80202

> **Re: CapTerra Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010, June 30, 2010, and September 30, 2010**
> **File No. 000-50764**

Dear Mr. Creamer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Note 8 – Impairment of Assets, page 36

1. We note in determining the fair value of your real estate assets held for sale you engage real estate brokers or rely on your own market knowledge. Please expand your disclosure in future filings to discuss the assumptions made by management and the real estate brokers used in determining the value of these assets. Please provide us with your proposed disclosure.

Item 9A(T) – Controls and Procedures, page 37

2.   We note that you concluded that your disclosure controls and procedures were not effective as of December 31, 2009 due to certain internal control deficiencies. Given these deficiencies, explain to us how you determined that your internal control over financial reporting was effective as of December 31, 2009. In addition, supplementally advise us what changes took place during the first and second quarters of fiscal year 2010 that allowed you to conclude that your disclosure controls and procedures were effective in your subsequent quarterly reports.

Form 10-Q for the Quarterly Period Ended

3.   Based on the disclosure on page 19, we note that a total of $8,811,275 in debt must be renewed, extended, refinanced or paid off prior to December 31, 2010. Given your limited liquidity, your MD&A should provide expanded disclosures for each upcoming maturity to clearly address where you are in the process of negotiating with each lender and what specific course of action you anticipate taking in resolving these obligations. Also, tell us what consideration was given to including a tabular disclosure in your financial statements that clearly indicates scheduled debt maturities so a reader is able to assess upcoming maturities for both your related party loans and third-party loans. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief